Filed by GKN plc
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: GKN plc
Commission File No.: 033-24346

 Accelerating separation and maximising shareholder value  Phil Swash and Monique CarterCEO GKN Driveline and Group HR Director  9 March 2018

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGUALTIONS OF THAT JURISDICTION.

This presentation has been prepared by GKN plc (“GKN”) in connection with the proposed combination of the GKN Driveline business with Dana Inc (“Dana”) to create Dana plc (the “Combined Group”) (together, the “Proposed Transaction”) and the role of GKN as pure play Aerospace business (the ”GKN Role”). By accepting these presentation slides, and attending this presentation, you agree to the conditions set out below. This presentation is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities, whether pursuant to this presentation or otherwise.  The statements contained in these presentation slides are not to be construed as legal, business, financial or tax advice. The release, publication or distribution of these presentation slides in or into jurisdiction other than the UK may be restricted by law and therefore persons into whose possession these presentation slides come who are not resident in the UK should inform themselves about, and observe, any applicable restrictions. Shareholders who are in any doubt regarding such matters should consult an appropriate independent adviser in the relevant jurisdiction without delay. Any failure to comply with such restrictions may constitute a violation of the securities laws of any such jurisdiction.

Gleacher Shacklock LLP ("Gleacher Shacklock"), which is authorised and regulated by the Financial Conduct Authority (“FCA”) in the United Kingdom (“UK”), is acting exclusively as financial adviser to GKN and no one else in connection with the matters set out in this presentation and will not be responsible to anyone other than GKN for providing the protections afforded to clients of Gleacher Shacklock or for providing advice in connection with the subject matter of this presentation or any other matter referred to therein.

J.P. Morgan Securities plc, which conducts its UK investment banking business as J.P. Morgan Cazenove ("J.P. Morgan Cazenove"), is authorised by the Prudential Regulation Authority (“PRA”) and regulated by the FCA and the PRA in the UK. J.P. Morgan Cazenove is acting exclusively as financial adviser to GKN and no one else in connection with the matters set out in this presentation and will not regard any other person as its client in relation to the matters set out in this presentation and will not be responsible to anyone other than GKN for providing the protections afforded to clients of J.P. Morgan Cazenove or its affiliates, nor for providing advice in relation to any matter referred to therein.

UBS Limited (“UBS”) is authorised by the PRA and regulated by the FCA and the PRA in the UK. UBS is acting exclusively as financial adviser to GKN and no one else for the purpose of the matters set out in this presentation  and will not be responsible to anyone other than GKN for providing the protections offered to clients of UBS nor for providing advice in relation to the subject matter of these presentation slides or any transaction, arrangement or other matter referred to herein.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cautionary Statement about the Proposed Transaction

These presentation slides contain forward looking statements which are made in good faith based on the information available at the time of its publication. The forward-looking statements contained in this document may include statements about the expected effects of the Proposed Transaction on GKN, Dana and/or the Combined Group, the anticipated timing and benefits of the Proposed Transaction, GKN’s and Dana’s anticipated standalone financial results and all other statements in this document other than statements of historical facts. Without limitation, any statements preceded or followed by or that include the words "targets," "plans," "believes," "expects," "intends," "will," "likely," "may," "anticipates," "estimates," "projects," "should," "would," "positioned," "strategy," "future" or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. It is believed that the expectations reflected in these statements are reasonable but they are based upon a number of assumptions that are subject to change and they may be affected by a number of risks and uncertainties that are inherent in any forward looking statement which could cause actual results to differ materially from those currently anticipated. Such risks, uncertainties and assumptions include: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the satisfaction of the conditions to the Proposed Transaction and other risks related to the completion of the Proposed Transaction and actions related thereto; GKN’s and Dana’s ability to complete the Proposed Transactions on the anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Proposed Transaction; the ability of the parties to integrate successfully GKN Driveline with the business of Dana following the consummation of the Proposed Transaction and to realize the anticipated synergies (including any anticipated tax synergies) and other benefits expected from the Proposed Transaction; the effects of government regulation on GKN's or Dana's businesses; the risk that disruptions from the Proposed Transaction will harm GKN's or Dana's business; the effect of the announcement of the Proposed Transaction on the ability of GKN and Dana to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; potential litigation in connection with the Proposed Transaction; and other factors detailed in GKN’s annual report and accounts for the financial year ended 31 December 2016  and Dana’s reports filed with the SEC, including its Annual Report on Form 10-K under the caption "Risk Factors". Nothing in this document should be regarded as a profit forecast. Forward-looking statements included herein are made as of the date hereof, and none of GKN, Dana or the Combined Group undertakes, and each expressly disclaims, any obligation to update publicly such statements to reflect subsequent events or circumstances.

Accelerating separation and maximising shareholder value 9 March 2018 Disclaimer and Other Information

No material change

Save as disclosed in this document or the announcements made by GKN since the date of the response circular published by GKN on 15 February 2018 (the “Defence Document”), there have been no material changes: (i) in the information disclosed in the Defence Document which are material in the context of the Defence Document; and (ii) to the matters listed in Rule 27.2(c) of the City Code since the publication of the Defence Document.

Other

Some statements in respect of the Proposed Transaction and the GKN Role relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, any targets, actions or outcomes referred to may not be achieved, may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. Except as expressly stated, nothing in this presentation constitutes a quantified financial benefits statement, profit forecast or profit estimate for the purposes of Rule 28 of the City Code on Takeovers and Mergers (the “City Code”). Each of the GKN directors, whose names are set out on the “Board of Directors” page of the GKN website at www.gkn.com/en/about-gkn/leadership/the-board (the ”Directors”), accepts responsibility for the information contained in this presentation. To the best of the Directors’ knowledge and belief (who have taken all reasonable care to ensure that such is the case), the information contained in this presentation is in accordance with the facts and, where appropriate, does not omit anything likely to affect the import of such information. Certain financial data has been rounded. As a result of this rounding, the totals of data presented in this presentation may vary slightly from the actual arithmetic totals of such data.

Cautionary statement for the GKN Role

These presentation slides contain statements in relation to the GKN Role that are or may be forward-looking with respect to the financial condition, results of operations and businesses and achievements of GKN. These statements in relation to the GKN Role can be identified by the use of forward-looking terminology such as “believe”, “anticipate”, “expect”, “prospect”, “estimated”, “should”, “may” or the negative thereof, or other variations thereof, or comparable terminology indicating expectations or beliefs concerning future events. These forward-looking statements in relation to the GKN Role include risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors which could or may cause actual results, achievements or developments to differ materially from those expressed or implied by such forward-looking statements. GKN assumes no obligation to update or correct the information contained in these presentation slides in relation to GKN Role, whether as a result of new information, future events or otherwise, except to the extent required by law or regulation. The statements contained in these presentation slides are made as at the date of this presentation, unless some other time is specified in relation to them, and delivery of this presentation shall not give rise to any implication that there has been no change in the facts set out in these presentation slides since such date. Unless expressly stated otherwise, no statement in this presentation is intended as a profit forecast or estimate for any period and no statement in this presentation should be interpreted to mean that cash flow from operations, free cash flow, earnings or earnings per share for GKN for the current or future financial years would necessarily match or exceed the historical published cash flow from operations, free cash flow, earnings or earnings per share of GKN.

Certain information regarding participants

GKN and its directors and executive officers, and Dana and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Dana common stock in respect to the Proposed Transaction. Information about the directors and executive officers of GKN is set forth on its website as described above and Information about the directors and executive officers of Dana is set forth in the definitive proxy statement for Dana’s 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2017. Investors may obtain additional information regarding the interests of such participants by reading each of the Prospectus, the Proxy Statement and Circular regarding the Proposed Transaction when it becomes available.

Additional information and where to find it

This communication may be deemed to be solicitation material in respect of the Proposed Transaction. The Proposed Transaction will be submitted to a vote of Dana’s stockolders and a vote of GKN’s shareholders. In connection with the Proposed Transaction, it is intended that the Combined Group will file with the SEC a registration statement, containing a prospectus with respect to the Combined Group's ordinary shares to be issued in the Proposed Transaction (the “Prospectus”) and a proxy statement for Dana's stockholders (the "Proxy Statement"), and Dana will mail the Proxy Statement to its stockholders and file other documents regarding the Proposed Transaction with the SEC.  Further, in connection with the Proposed Transaction, it is intended that GKN will mail a Circular to its shareholders. DANA’S SECURITYHOLDERS AND GKN’S SHAREHOLDERS ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS AND THE PROXY STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES, THE PROPOSED TRANSACTION AND THE COMBINED GROUP.

Investors will be able to obtain copies of the Prospectus and the Proxy Statement as well as other filings containing information about Dana, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by GKN will be made available free of charge on GKN’s Investor Relations Website. Copies of documents filed with the SEC by Dana or the Combined Group will be made available free of charge on Dana’s Investor Relations Website.

Accelerating separation and maximising shareholder value 9 March 2018 Disclaimer and Other Information

 Accelerating GKN’s separation strategy  4      1      2      3  Deliver distinct strategies for different product segments with rigorous capital allocation and focused performance targets  Establish a delivery culture based on greater accountability, capability and pace, supported by aligned incentives  Separate operationally now and formally when it maximises shareholder value  Clarity  Accountability  Focus  Accelerating separation and maximising shareholder value 9 March 2018

Accelerating separation and maximising shareholder value 9 March 2018 5

Maximising shareholder value from two world-class, focused businesses

Combination with Dana – a world leading driveline business	> Two highly complementary businesses create a world leader > Well-positioned in future vehicle technologies > Substantial cost synergies expected over and above Project Boost
GKN – a world class Aerospace business	> Aero Engines business expected to generate cash for decades > Substantial cash and margin improvement expected through Project Boost > Strong balance sheet and substantially de-risked pension position

Accelerating separation and maximising shareholder value 9 March 2018 6

GKN Driveline[1] and Dana – a world leader in driveline

Complementary businesses, well-positioned in future vehicle technologies

Compelling strategic rationale – creates a world leader in driveline

Highly attractive financial transaction for GKN shareholders

[1] GKN Driveline comprises GKN's Driveline division, GKN's 59% shareholding in Zhongyuan Cylinder Liners and its 19.8% shareholding in Nanjing FAYN Piston Ring Co. Limited",

 Both GKN Driveline and Dana have a strong heritage in automotive  7  GKN Driveline  Dana  100+years  Established 1966  Founded 1904  50+years  Accelerating separation and maximising shareholder value 9 March 2018

Accelerating separation and maximising shareholder value 9 March 2018 8

Both GKN Driveline and Dana are Tier 1 automotive suppliers of similar size

GKN Driveline[1]	Dana[1]
Revenue £5.4bn	Revenue £5.6bn
EBITDA £588m	EBITDA £648m

Aggregate revenue of £11.0bn

Note: Financials converted at average 2017 exchange rate of 1.29 USD/GBP
Note: Dana revenue, EBITDA exclude impact of JVs, GKN Driveline revenue, EBITDA include proportional impact of equity stake in JVs
[1] Aggregate revenue and EBITDA of GKN Driveline and Dana

Accelerating separation and maximising shareholder value 9 March 2018

9

Both GKN Driveline and Dana have employees and plants across the globe, where our customers need us to be

GKN Driveline

~35,000
Employees
61
Manufacturing facilities in
23
Countries

Dana

~30,000
Employees
139
Major facilities in
33
Countries

~65,000 combined employees worldwide

Accelerating separation and maximising shareholder value 9 March 2018 10

GKN Driveline and Dana principally serve adjacent end markets

GKN Driveline

Passenger vehicle (F/A)[1]


GKN

Off-highway



Dana

Passenger vehicle (R/4)[1]



Commercial vehicle



Off-highway



[1] GKN Passenger vehicle end markets: FWD/AWD; Dana Passenger vehicle end markets: RWD/4WD

 GKN Driveline and Dana have a complementary product portfolio  11  GKN Driveline  Dana  DriveshaftsAWD SystemseDrive Systems  Truck steer shaftsDrive axleRigid bus eAxle  Accelerating separation and maximising shareholder value 9 March 2018

Accelerating separation and maximising shareholder value 9 March 2018 12

Together, GKN Driveline and Dana are an attractive fit

	Passenger vehicle				Heavy vehicle		Off-highway	
	FWD	AWD	RWD	4WD	Commercial	Mass transit	Agriculture	Construction
GKN Driveline	✓	✓	✓ (premium)	✓ (premium)			✓	✓
DANA			✓ (standard)	✓ (standard)	✓	✓	✓	✓
DANA + GKN Driveline	✓	✓	✓	✓	✓	✓	✓	✓

Accelerating separation and maximising shareholder value 9 March 2018 13

Leader in electrification across full vehicle weight spectrum

GKN Driveline electric capabilities

Single-speed eAxles | Multi-speed eAxles | Co-axial eAxles



Multimode eTransmission | Integrated eDrive systems



Dana electric capabilities

Medium duty axle | EP 8 Transit bus axle | Mining transmission



Select platforms

BMW i8 | Mitsubishi Outlander PHeV | Volvo XC90 T8 Twin Engine | Street Scooter | City delivery | Light trucks | Transit bus | Mining truck



Gross vehicle weight continuum → | ← Gross vehicle weight continuum

Accelerating separation and maximising shareholder value 9 March 2018 14

Combination of GKN Driveline and Dana creates a world leader in driveline


Revenue, £bn[1]
11.0[2]
5.6
5.4
9.5
7.6
6.7
6.5
4.9
3.8
3.8
3.6
3.6
DANA
GKN Driveline
SCHAEFFLER Automotive
BorgWarner Powertrain
Continental
ZF Powertrain
Valeo Powertrain
DELPHI Technologies
MAGNA Powertrain

All peer revenue figures sourced from the latest full year annual reports or investor presentations with Schaeffler Automotive being the sum of the OEM and Automotive Aftermarket revenue. 2017 Financials converted at 2017 average exchange rate of 1.29 USD/GBP, 1.14 EUR/GBP, 1.67 CAD/GBP; 2016 financials converted at 2016 average exchange rate of 1.36 USD/GBP, 1.22 EUR/GBP, 1.79 CAD/GBP

[1] Latest available annual reported figures in local currency and local GAAP

[2] Aggregate revenue of GKN Driveline and Dana

Accelerating separation and maximising shareholder value 9 March 2018 15

Substantial synergy case, over and above Project Boost

Procurement	> Align lowest prices > Leverage combined scale	\$112m[1]
Footprint optimisation	> Consolidate manufacturing footprint > Improve asset utilisation	\$75m[1]
SG&A	> Rationalise headquarters locations > Leverage common infrastructure	\$48m[1]
Tax benefits	> Optimise structure globally	

- **\$235m[1] total synergies**
- One-time implementation cost of \$250m – \$300m[1]
- Progressively captured over the 3 years following closing

Synergy opportunity over and above Project Boost £153m[2,3] for GKN Driveline

[1] This statement includes a quantified financial benefits statement which has been reported on for the purposes of the City Code on Takeovers and Mergers (the "City Code") (see Appendix I)
[2] This statement includes a quantified financial benefits statement which has been reported on for the purposes of the City Code (see Appendix II). This does not take into account of any relevant proportion of one-off associated incentive payments, which are estimated to be, in aggregate, in the region of £70m for Project Boost as a whole and which have not been reported on for the purposes of the City Code. This does not take into account any changes to such incentive arrangements as a consequence of completion of the Dana transaction and excludes any impact of potential disposals.
[3] Expected recurring annual cash benefit from end 2020

Accelerating separation and maximising shareholder value 9 March 2018 16

Accelerating separation strategy and maximising shareholder value

Transaction value and multiple	> GKN Driveline valued cash-free, debt-free at \$6.1bn (£4.4bn)[1,2] equivalent to EV/EBITDA 2017 of 7.5x
Consideration	> 47.25%[3] of Dana, equating to value of \$3.5bn (£2.5bn)[1,2] > Cash component of \$1.6bn (£1.2bn)[2] > IAS 19 net pension deficit of \$1.0bn (£0.7bn)[2] to be assumed by Dana
Synergies	> Annual run-rate cost synergies of \$235m[4] by the end of the third year after completion > UK domicile
Dana capital structure	> Net debt / adjusted EBITDA 2017: c. 2.0x[5]
Timing/approvals/ structure	> Subject to customary regulatory and shareholder approvals; targeting closing by end of 2018 > Transaction with Dana conditional on Melrose's offer for GKN lapsing > GKN to have two designated non-executive directors on Dana Board; Dana listed on NYSE

Compelling strategic and financial rationale

[1]Share component calculated using Dana spot price of \$26.20 as at market close 8th March 2018 per Bloomberg; [2] GBPUSD rate of 1.38 used as at close on 8th March 2018 per Bloomberg; [3] Equivalent to 133.4m New Dana shares, based on existing diluted shares outstanding of 148.9m Dana shares as at 5th March 2018; [4] This statement includes a quantified financial benefits statement which has been reported on for the purposes of the City Code (see Appendix I); [5] Pro-forma net debt excluding IAS19 pension deficit, adjusted EBITDA (including JVs, excluding synergies)

What happens next?  The outcome will be decided by our shareholders. They have a choice:Our proposal to create a global driveline leader ORThe Melrose offer that the Board believes fundamentally undervalues GKN  If they choose our proposal they do nothing about the Melrose offer They are then free to approve our proposal at a shareholder meeting in the autumn (Dana Inc shareholders will also need to approve)For now, please keep our people focused on keeping each other safe, delivering for our customers and supporting Project Boost.Thank you  17  Creating a global driveline leader

 Q&A  18  Accelerating separation and maximising shareholder value 9 March 2018